UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                            Pacific Gas & Electric Co.
                                (Name of Issuer)

                              First Preferred Stock
                         (Title of Class of Securities)

                   694308693, 694308305, 694308602, 694308685,
                   694308206, 694308883, 694308503, 694308651
                                 (CUSIP Number)

                                December 31, 2004
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS.
         OF ABOVE PERSONS (ENTITIES ONLY)
                             King  Street Capital, L.P.
                                   13-38-12174
-----------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [x]
-----------------------------------------------------------------------------
     (3) SEC USE ONLY

-----------------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               -------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    591,822
OWNED BY       _____________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    591,822
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          591,822
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          5.0%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          PN
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS.
         OF ABOVE PERSONS (ENTITIES ONLY)
            King Street Capital, Ltd.
-----------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [x]
-----------------------------------------------------------------------------
     (3) SEC USE ONLY

-----------------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION
                British Virgin Islands
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               -------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,161,723
OWNED BY       _____________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,161,723
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          1,161,723
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          9.9%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          CO
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS.
         OF ABOVE PERSONS (ENTITIES ONLY)
              King Street Advisors, L.L.C.
              13-38-12173
-----------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [x]
-----------------------------------------------------------------------------
     (3) SEC USE ONLY

-----------------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               -------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    591,822
OWNED BY       _____________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    591,822
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          591,822
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          5.0%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          OO, IA
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS.
         OF ABOVE PERSONS (ENTITIES ONLY)
            King Street Capital Management, L.L.C.
            13-3978904
-----------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [x]
-----------------------------------------------------------------------------
     (3) SEC USE ONLY

-----------------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               -------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,753,545
OWNED BY       _____________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,753,545
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          1,753,545
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          14.9%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          OO, IA
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS.
         OF ABOVE PERSONS (ENTITIES ONLY)
                                        O. Francis Biondi, Jr.
-----------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [x]
-----------------------------------------------------------------------------
     (3) SEC USE ONLY

-----------------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               -------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,753,545
OWNED BY       _____________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,753,545
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                    1,753,545
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          14.9%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          IN
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS.
         OF ABOVE PERSONS (ENTITIES ONLY)
         Brian J. Higgins
-----------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [x]
-----------------------------------------------------------------------------
     (3) SEC USE ONLY

-----------------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               -------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,753,545
OWNED BY       _____________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,753,545
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                                    1,753,545
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          14.9%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          IN
-----------------------------------------------------------------------------

ITEM 1(a).  NAME OF ISSUER:
            Pacific Gas & Electric Co.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            77 Beale Street
            P.O. Box 770000, Mail Code B7C San Francisco,CA 94177

Item 2(a).  Name of Person Filing:

            This Amendment No. 4 to Schedule 13G is being jointly filed by King Street Capital, L.P. ("KSC L.P."), King Street Capital Ltd. ("KSC Ltd."), King Street Advisors, L.L.C. ("KSA"), King Street Capital Management, L.L.C. ("KSCM"), O. Francis Biondi, Jr. and Brian J. Higgins. KSC L.P., KSC Ltd., KSA, KSCM and Messrs. Biondi and Higgins are collectively referred to herein as "Reporting Persons".

      (b). Address of Principal Business Office, or if None, Residence:

            The principal business address of KSC Ltd. is:

            c/o HWR Services
            Craigmuir Chambers
            P.O. Box 71
            Road Town, Tortola
            British Virgin Islands

            The principal business address of each of the other Reporting Persons is:

            65 East 55th Street
            30th Floor
            New York, New York 10022

      (c). Citizenship:

            Messrs. Biondi and Higgins are both United States citizens. KSC Ltd. is organized under the laws of the British Virgin Islands. Each of the other Reporting Persons is organized under the laws of the State of Delaware, U.S.A.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES: First Preferred Stock

ITEM 2(e).  CUSIP NUMBER:

                   694308693, 694308305, 694308602, 694308685,
                   694308206, 694308883, 694308503, 694308651

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          (a)  [ ] Broker or dealer registered under Section 15 of the Act

          (b)  [ ] Bank as defined in Section 3(a)(6) of the Act

          (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the
                   Act

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940

          (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-
                   1(b)(1)(ii)(E)

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d- 1(b)(1)(ii)(F)

          (g)  [ ] Parent Holding Company, in accordance with Rule 13d-
                   1(b)(ii)(G)

          (h) [ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

          (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

ITEM 4.   OWNERSHIP.

KSC L.P. AND KSC LTD.:
---------------------

      As of December 31, 2004, 591,822 shares of First Preferred Stock, or 5.0% of the total outstanding shares of First Preferred Stock on that date, were held by KSC L.P. and 1,161,723 shares of First Preferred Stock, or 9.9% of the total outstanding shares of First Preferred Stock on that date, were held by KSC Ltd.

      KSC L.P. may be deemed to have shared voting and dispositive power over the 591,822 shares of First Preferred Stock it owns, or 5.0% of the total outstanding shares of First Preferred Stock. KSC Ltd. may be deemed to have shared voting and dispositive power over the 1,161,723 shares of First Preferred Stock it owns, or 9.9% of the total outstanding shares of First Preferred Stock.

KSA:

      Because KSA is the general partner of KSC L.P., pursuant to Rule 13d-1, as of December 31, 2004, KSA may be deemed to be the beneficial owner of 591,822 shares of First Preferred Stock, or 5.0% of the total outstanding shares of First Preferred Stock on that date, consisting of the shares owned by KSC L.P.

      Because of the relationship described above, KSA may be deemed to have shared voting and dispositive power over the 591,822 shares of First Preferred Stock, or 5.0% of the total outstanding shares of First Preferred Stock.

KSCM:

      Because KSCM is the investment adviser to KSC Ltd. and has been delegated certain investment advisory responsibilities by KSA on behalf of KSC L.P., pursuant to Rule 13d-1, as of December 31, 2004, KSCM may be deemed to be the beneficial owner of 1,753,545 shares of First Preferred Stock, or 14.9% of the total outstanding shares of First Preferred Stock on that date, consisting of the shares owned by KSC L.P. and KSC Ltd.

      Because of the relationship described above, KSCM may be deemed to have shared voting and dispositive power over the 1,753,545 shares of First Preferred Stock, or 14.9% of the total outstanding shares of First Preferred Stock.

O. FRANCIS BIONDI, JR.:
-----------------------

      Because Mr. Biondi is a Managing Principal of both KSA and KSCM, pursuant to Rule 13d-1, as of December 31, 2004, Mr. Biondi may be deemed to be the beneficial owner of 1,753,545 shares of First Preferred Stock, or 14.9% of the total outstanding shares of First Preferred Stock on that date, consisting of the shares owned by KSC L.P. and KSC Ltd.

      Because of the relationship described above, Mr. Biondi may be deemed to have shared voting and dispositive power over an aggregate of 1,753,545 shares of First Preferred Stock, or 14.9% of the total outstanding shares of First Preferred Stock, consisting of shares owned by KSC L.P. and KSC Ltd.

BRIAN J. HIGGINS:
----------------

      Because Mr. Higgins is a Managing Principal of both KSA and KSCM, pursuant to Rule 13d-1, as of December 31, 2004, Mr. Higgins may be deemed to be the beneficial owner of 1,753,545 shares of First Preferred Stock, or 14.9% of the total outstanding shares of First Preferred Stock on that date, consisting of the shares owned by KSC L.P. and KSC Ltd.

      Because of the relationship described above, Mr. Higgins may be deemed to have shared voting and dispositive power over an aggregate of 1,753,545 shares of First Preferred Stock, or 14.9% of the total outstanding shares of First Preferred Stock, consisting of shares owned by KSC L.P. and KSC Ltd.

      Because of the relationships described above, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Securities and Exchange Act of 1934, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all of the shares of the First Preferred Stock held by members of the group. The Reporting Persons do not admit that they constitute a group within the meaning of Rule 13d-5.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
           If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. See Item 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
          Not applicable.

ITEM 10.  CERTIFICATION.  (if filing pursuant to Rule 13d-1(c))

          Each of the Reporting Persons hereby makes the following certification:

          By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005
      --------------------

King Street Capital, L.P.*
By: King Street Advisors, L.L.C.,
      its general partner

By: /s/ Brian J. Higgins
    ------------------------
Name: Brian J. Higgins
Title: Managing Principal


King Street Capital, Ltd.*
By: King Street Capital Management, L.L.C.

By: /s/ Brian J. Higgins
    ------------------------
Name: Brian J. Higgins
Title: Managing Principal


King Street Advisors, L.L.C.*

By: /s/ Brian J. Higgins
    ------------------------
Name: Brian J. Higgins
Title: Managing Principal


King Street Capital Management, L.L.C.*

By: /s/ Brian J. Higgins
    ------------------------
Name: Brian J. Higgins
Title: Managing Principal


/s/ Brian J. Higgins
--------------------------
    Brian J. Higgins*


/s/ O. Francis Biondi, Jr.
- ----------------------------
    O. Francis Biondi, Jr.*

* The Reporting Persons disclaim beneficial ownership over the First Preferred Stock reported herein except to the extent of its or his pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with this statement, provided, however, that a power of attorney, for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).